CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor’s Report dated April 30, 2023 which comprise the balance sheets as of December 31, 2022, the related statements of operations, changes in members’ deficit, and cash flows for the period from January 1, 2021  to December 31, 2022, and the related notes to the financial statements.

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor’s Report dated April 30, 2023 relating to the financial statements of Amazon Fun Parks Inc. balance sheet as of December 31, 2022, and the related statements of operations, changes in members’ equity/(deficit), and cash flows for the period from January 1, 2021 to December 31, 2022.

Mabcon Business Services

Trinidad, West Indies

April 30, 2023